NEAH POWER SYSTEMS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Neah Power Systems, Inc.

Bothell, Washington

We have audited the accompanying consolidated balance sheets of Neah Power Systems, Inc. and Subsidiary ("the Company") as of September 30, 2012 and 2011, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Neah Power Systems, Inc. and Subsidiary, as of September 30, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 3 to the consolidated financial statements, the Company had an accumulated deficit of $56,149,923 and a working capital deficit of $405,357 at September 30, 2012.  Additionally, net cash used in operating activities was $1,814,348 for the year ended September 30, 2012, and the Company has experienced recurring net losses since inception.  This raises substantial doubt about the Company's ability to continue as a going concern.  Management's plans regarding this matter are also described in Note 3.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington

December 31, 2012

NEAH POWER SYSTEMS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

ASSETS
	September 30,	September 30,
	2012	2011
Current assets
Cash and cash equivalents	$235,145	$5,097
Accounts Receivable	38,500	-
Note receivable	53,597	47,500
Prepaid expenses and other current assets	296,345	29,299
Total current assets	623,587	81,896

Property and equipment, net	10,453	13,273

Total assets	$634,040	$95,169

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	$597,134	$1,794,935
Accrued compensation and related expenses	141,397	771,473
Other liabilities	69,981	573,667
Advances on stock subscriptions	-	142,200
Notes payable and accrued interest, net of discount of $13,258 and	140,432	355,861
$59,538, respectively
Current portion of obligation to building landlord	80,000	-
Total current liabilities	1,028,944	3,638,136

Long term portion of obligation to building landlord	6,665	-

Total liabilities	1,035,609	3,638,136

Stockholders' deficit
Preferred stock -
$0.001 par value; 5,000,000 shares authorized
Series A convertible; 2,500,000 shares designated
0 and 1,380,000 shares issued and outstanding, respectively	-	1,380
Series B convertible; 1,000,000 shares designated
420,700 and 322,904 shares issued and outstanding, respectively	421	323
Series C convertible; 1,000,000 shares designated
6,571 and no shares issued and outstanding, respectively	6	-
Common stock
$0.001 par value, 1,800,000,000 shares authorized,
503,041,505 and 129,817,322 shares issued and outstanding, respectively	503,041	129,817
Additional paid-in capital	55,244,886	51,475,892
Accumulated deficit	(56,149,923)	(55,150,379)
Total stockholders' deficit	(401,569)	(3,542,967)

Total liabilities and stockholders' deficit	$634,040	$95,169

The accompanying notes are an integral part of the consolidated financial statements

NEAH POWER SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended September 30,
	2012	2011
Revenues
System development	$189,500	$-
Product	38,500	-
Total revenues	228,000	-
Cost of Revenues	31,443	-
Gross Profit	196,557	-
Operating expenses
Research and development expense	455,274	340,352
General and administrative expense	1,736,200	2,188,147
Total operating expenses	2,191,474	2,528,499
Loss from operations	(1,994,917)	(2,528,499)
Other income (expense)
Interest expense	(266,366)	(546,358)
Gain (loss) on settlement of liabilities, net	1,264,739	(109,769)
Other expense	(3,000)	(3,908)
Write-off of contested notes payable and related accrued interest	-	1,555,317
Net loss	$(999,544)	$(1,633,217)

Basic and diluted loss per common share	$(0.00)	$(0.02)

Basic and diluted weighted average common shares outstanding	252,639,447	91,772,266

The accompanying notes are an integral part of the consolidated financial statements

NEAH POWER SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
For the years ended September 30, 2012 and 2011

	Preferred stock										Total
	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Common Stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	Deficit	Deficit
Balances at September 30, 2010	-	$ -	-	$ -	$ -	-	53,229,325	$ 53,229	$ 49,200,594	$(53,517,162)	$(4,263,339)
Issuance of common stock in settlement of liabilities	-	-	-	-	-	-	39,327,879	39,328	682,631	-	721,959
Issuance of common stock on conversion of notes payable	-	-	-	-	-	-	37,683,097	37,683	237,202	-	274,885
Issuance of common stock and warrants for services	-	-	-	-	-	-	2,000,000	2,000	211,048	-	213,048
Stock-based compensation - options	-	-	-	-	-	-	-	-	372,869	-	372,869
Issuance of Series A Preferred Stock	2,312,727	2,313	-	-	-	-	-	-	124,887	-	127,200
Return of Series A Preferred Stock in exchange for note payable	(932,727)	(933)	-	-	-	-	-	-	(50,367)	-	(51,300)
Issuance of Series B Preferred Stock	-	-	322,904	323	-	-	-	-	322,581	-	322,904
Beneficial conversion feature on convertible debentures issued	-	-	-	-	-	-	-	-	372,024	-	372,024
Shares previously recorded as issued and outstanding in relation to contested notes to be cancelled	-	-	-	-	-	-	(2,422,979)	(2,423)	2,423	-	-
Net loss for the year ended September 30, 2011	-	-	-	-	-	-	-	-	-	(1,633,217)	(1,633,217)
Balances at September 30, 2011	1,380,000	$ 1,380	322,904	$ 323	-	$ -	129,817,322	$ 129,817	$ 51,475,892	$(55,150,379)	$(3,542,967)
Issuance of common stock in settlement of liabilities	-	-	-	-	-	-	8,287,565	8,288	50,838	-	59,126
Issuance of warrants in settlement of liabilities	-	-	-	-	-	-	-	-	641,293	-	641,293
Issuance of common stock and warrants on conversion of notes payable and related accrued interest	-	-	-	-	-	-	92,849,235	92,849	401,185	-	494,034
Issuance of common stock and warrants for services and interest	-	-	-	-	-	-	9,197,942	9,198	476,251	-	485,449
Proceeds from common stock funding	-	-	-	-	-	-	137,997,143	137,997	1,207,123	-	1,345,120
Stock-based compensation - Options	-	-	-	-	-	-	-	-	55,894	-	55,894
Return of Series A Preferred Stock in exchange for note payable	(1,380,000)	(1,380)	-	-	-	-	-	-	(74,520)	-	(75,900)
Issuance of Series B Preferred Stock	-	-	142,200	142	-	-	-	-	142,058	-	142,200
Conversion of Series B Preferred Stock to common stock	-	-	(44,404)	(44)	-	-	10,164,212	10,164	(10,120)	-	-
Issuance of Series C Preferred Stock	-	-	-	-	119,419	119	-	-	835,816	-	835,935
Conversion of Series C Preferred Stock to common stock	-	-	-	-	(112,848)	(113)	112,848,000	112,848	(112,735)	-	-
Beneficial conversion feature on convertible debt issued	-	-	-	-	-	-	-	-	157,791	-	157,791
Dividends Series C Preferred Stock	-	-	-	-	-	-	1,880,086	1,880	(1,880)	-	-
Net loss for the year ended September 30, 2012	-	-	-	-	-	-	-	-	-	(999,544)	(999,544)
Balances at September 30, 2012	-	$ -	420,700	$ 421	6,571	$ 6	503,041,505	$ 503,041	$ 55,244,886	$(56,149,923)	$(401,569)

The accompanying notes are an integral part of the consolidated financial statements

NEAH POWER SYSTEMS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the years ended September 30,
	2012	2011

Cash flows from operating activities:
Net income (loss)	$(999,544)	$(1,633,217)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	6,105	9,646
Amortization of debt discount	203,071	313,486
Stock-based compensation expense from options, warrants, and shares issued for services	1,312,444	585,917
Issuance of note payables as consideration for consulting services	27,000	-
Interest paid with warrants	20,849	-
(Gain) Loss on settlement of liabilities, net	(1,264,739)	109,769
Write-off of contested notes payable and related accrued interest	-	(1,555,317)
Other	(6,097)	-
Changes in operating assets and liabilities
Accounts Receivable	(38,500)	-
Prepaid expenses and other current assets	(267,047)	(4,431)
Accounts payable	(41,345)	815,038
Accrued compensation and related expense	(494,976)	406,281
Accrued interest and other liabilities	(271,569)	235,562

Net cash used in operating activities	(1,814,348)	(717,266)
Cash flows from investing activities
Issuance of note receivable	-	(47,500)
Purchases of equipment	(3,285)	-
Net cash used in investing activities	(3,285)	(47,500)
Cash flows from financing activities:
Proceeds from sale of common stock, net	1,345,120	-
Proceeds from notes payable, net	53,000	227,688
Advances on equity or debt investment	-	142,200
Proceeds from sale of preferred stock	660,935	407,104
Principal payments on notes payable	(11,374)	(10,000)
Net cash provided by financing activities	2,047,681	766,992
Net change in cash and cash equivalents	230,048	2,226
Cash and cash equivalents, beginning of year	5,097	2,871
Cash and cash equivalents, end of year	$235,145	$5,097

Noncash investing and financing activities
Shares and Warrants issued in connection with settlement of liabilities and conversion of convertible notes	$598,353	$996,844
Accounts payable exchanged into notes payable and long term obligations	$305,851	$9,592
Discount (including beneficial conversion feature) on notes payable	$157,791	$372,024
Exchange of preferred stock for promissory note	$75,900	$-
Exchange of promissory note for preferred stock	$-	$51,300

The accompanying notes are an integral part of the consolidated financial statements

NEAH POWER SYSTEMS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –  Description of business

Organization

Our Company was incorporated in the State of Nevada in 2001, as Neah Power Systems, Inc., and together with its subsidiary, are referred to as the “Company”, “we”, “us”, or “our”.

Business

We are engaged in the development and sale of renewable energy solutions using our direct methanol micro fuel cell technology. Our fuel cells are designed to replace existing rechargeable battery technology in a variety of applications and can run in either aerobic or anaerobic modes. We are developing solutions specifically targeted for the military, transportation vehicles, and portable electronics applications. Our long-lasting, efficient and safe power solutions include devices, such as notebook PCs, military radios, and other power-hungry computer, entertainment and communications products. We use a unique patented, silicon-based design for our micro fuel cells that creates higher power densities and enables lighter-weight, smaller form-factors, and will potentially create more cost effective manufacturing and potentially lower product costs.

We are developing two classes of fuel cells, one referred to as the PowerChip™  and the other as the PowerPlay™  product. The PowerChip™ is a silicon based fuel cell that uses traditional computer chip manufacturing to build the fuel cell. The PowerPlay™  product was developed during the last two years using some processing steps of the PowerChip™  technology and using polymeric materials for a lower cost, consumer oriented product. The PowerChip™  is targeted for applications (anaerobic) where the quality of the surrounding air is unpredictable or not available like diesel-fumes contaminated environments or underwater applications. The PowerPlay™  product uses air from the surrounding environment and is targeted for consumer-oriented and less aggressive applications for lower power ranges.

We currently have one operating segment. Our laboratory facilities and corporate office is located in Bothell, Washington.

Note 2 –  Summary of significant accounting policies

Reclassifications

Certain reclassifications have been made in the accompanying prior year consolidated financial statements to provide for consistent and comparative presentation with current year consolidated financial statements. These reclassifications had no effect on net loss, stockholders’ deficit, cash used or provided by operating, financing or investing activities.

Use of estimates in the preparation of financial statements

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The more significant accounting estimates inherent in the preparation of our consolidated financial statements include estimates as to the valuation of equity related instruments and valuation allowance for deferred income tax assets.

Consolidation

The consolidated financial statements include the accounts of our Company and our wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

Cash and cash equivalents

We consider all highly liquid investments purchased with maturities of three months or less to be cash equivalents. We place our cash balances with high credit quality financial institutions. At times, such balances may be in excess of the FDIC insurance limit. At September 30, 2012 and 2011, no amounts were in excess of the FDIC limit.

Accounts Receivable

In the normal course of business, we decide to extend credit to certain customers without requiring collateral or other security interests. Management reviews its accounts receivable at each reporting period to provide for an allowance against accounts receivable for an amount that could become uncollectible. This review process may involve the identification of payment problems with specific customers. Periodically we estimate this allowance based on the aging of the accounts receivable, historical collection experience, and other relevant factors, such as changes in the economy and the imposition of regulatory requirements that can have an impact on the industry. These factors continuously change, and can have an impact on collections and our estimation process. Subsequent cash recoveries are recognized as income in the period when they occur. As on September 30, 2012, the accounts receivable balance comprises the amount due from a customer for the sale of a prototype system. We estimate the collectability in full, therefore no allowance has been provided as on September 30, 2012.

Contingencies

Certain conditions may exist as of the date financial statements are issued, which may result in a loss but which will only be resolved when one or more future events occur or not occur. We assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to pending legal proceedings that are pending against us or unasserted claims that may result in such proceedings, we evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a liability has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable would be disclosed.

Fair value of financial instruments

The fair value of our financial instruments, including cash and cash equivalents, accounts receivable, notes receivable, accounts payable, certain accrued liabilities and notes payable approximates the carrying amounts value due to their short maturities. The fair value of short-term and long-term portion of the long-term obligation to our landlord approximates the carrying value based on current interest rates.

Property and equipment

Property and equipment is stated at cost. Additions and improvements that significantly add to the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over three to five years. Leasehold improvements are amortized over the lesser of the estimated remaining useful life of the asset or the remaining lease term.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows that we expect to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We have not recognized any impairment.

Income taxes

We account for income taxes using an asset and liability method which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that we expect to realize. We continue to provide a full valuation allowance to reduce our net deferred tax asset to zero, inasmuch as we have not determined that realization of deferred tax assets is more likely than not. Any provision for income taxes would represent the tax payable for the period and change during the period in net deferred tax assets and liabilities.

Debt discount

We record the value of original issue discounts associated with notes payable on issuance and the recognized value of beneficial conversion feature of debt securities as a debt discount, which is presented net of related notes payable on the consolidated balance sheets and amortized as an adjustment to interest expense over the borrowing term.

Revenue recognition

We recognize revenue when we have persuasive evidence of an arrangement, the services/goods have been provided or delivered to the customer, the price for services/goods is fixed and determinable, no significant unfulfilled obligations exist and collectability is reasonably assured. Revenues earned under contracts are recognized as services are provided and, if applicable, accepted. Upfront payments received under contractual arrangements are deferred and recognized as revenue over the service period. Revenue from the sale of products is generally recognized after both the goods are shipped to the customer and acceptance has been received, if required. Our products are shipped complete and ready to be incorporated into higher-level assemblies by our customers. The terms of the customer arrangements generally pass title and risk of ownership to the customer at the time of shipment.

We allow our customers to return products only if they are later determined by us to be ineffective. For the year ended September 30, 2012, we determined that no deductions or allowance for sales returns are necessary based on payment from our customer timely. Sales returns are taken against revenue when products are returned from customers. Sales are presented net of any discounts given to customers.

Research and development expense

Research and development costs are expensed as incurred.

Share based compensation

We use the Black-Scholes-Merton option pricing model as our method of valuation for stock-based option and warrant awards. Stock-based compensation expense is based on the value of the portion of the stock-based award that will vest during the period, adjusted for expected forfeitures. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual or updated results differ from our current estimates, such amounts will be recorded in the period the estimates are revised. The Black-Scholes-Merton option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results. Our determination of the fair value of stock-based awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected life of the award and expected stock price volatility over the term of the award. Stock-based compensation expense is recognized on a straight-line basis over the applicable vesting period (deemed the requisite service period) based on the fair value of such stock-based awards on the grant date.

Note 3 –  Going concern

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of our Company as a going concern. Since inception, we have reported net losses, including losses of $999,544 and $1,633,217 during the years ended September 30, 2012 and 2011, respectively, and we expect losses to continue in the near future as we grow our operations. At September 30, 2012, we have a working capital deficit of $405,357 and an accumulated deficit of $56,149,923. Net cash used by operating activities was $1,814,348 and $717,266 during the years ended September 30, 2012 and 2011, respectively. We have funded our operations through sales of our common and preferred stock, and short-term borrowings. In this regard, during the year ended September 30, 2012, we raised $2,047,681 from our financing activities. These factors raise substantial doubt about our ability to continue as a going concern.

We require additional financing to execute our business strategy and to satisfy our near-term working capital requirements. Our operating expenses will use a significant amount of our cash resources. Our management intends to raise additional financing to fund future operations and to provide additional working capital to further fund our growth. There is no assurance that such financing will be obtained in sufficient amounts necessary or on terms favorable or acceptable to us to meet our needs. In the event that we cannot obtain additional funds, on a timely basis or our operations do not generate sufficient cash flow, we may be forced to curtail our development or cease our activities.

The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classifications of liabilities that may result from the outcome of this uncertainty.

Note 4 –  Net loss per share

Basic and diluted net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Common stock equivalents for 2012 and 2011 are excluded as the effect would be anti-dilutive due to our net losses.

The following numbers of shares have been excluded from net loss per share computations:

Shares	2012	2011
Convertible preferred stock	61,628,427	78,962,501
Convertible debt	13,672,415	69,700,113
Common stock options	246,482,543	230,282,543
Common stock purchase warrants	348,585,700	10,248,785

Note 5 –  Property and equipment

Property and equipment consisted of the following:

	September 30, 2012	September 30, 2011
Laboratory equipment	$1,344,273	$1,344,273
Computer hardware and software	168,285	165,000
Leasehold improvements	580,000	580,000
Total property and equipment	2,092,558	2,089,273

Accumulated depreciation and amortization	(2,082,105)	(2,076,000)

Property and equipment, net	$10,453	$13,273

Note 6 – Note receivable

In May 2011, we announced that we had signed a non-binding letter of intent to acquire privately-held Exigent Security Products, Inc. (“Exigent”). We have since discontinued our efforts to consummate this acquisition and we have terminated this letter of intent. During the year ended September 30, 2011 and in conjunction with the acquisition efforts, we advanced $47,500 to Exigent pursuant to a note receivable due in June 2012, which bears interest at 10% per annum and is collateralized by certain technology. As on September 30, 2012, the total principal and interest due amounted to $47,500 and $6,097, respectively. Although the balance is past due, management believes that the amount is collectible in its entirety, therefore no allowance has been provided as of September 30, 2012.

Note 7 – Prepaid Expenses and Other Current Assets

Prepaid Expenses and Other Current Assets consist of the following:

Prepaid Assets	2012	2011
Consulting Services	$221,372	$-
Insurances	15,826	5,800
Deposits	33,814	17,485
Other	25,333	6,014
Total	$296,345	$29,299

The prepaid consulting services are related to an agreement with Strategy Advisors LLC, a related party, for services related to various business and related matters. (see Note 14).

Note 8 – Accrued compensation due executive officers and board of directors

Due to working capital limitations, we have deferred payments of compensation to our Chief Executive Officer and former Chief Financial Officer, and to members of our Board of Directors, which are included in accrued compensation and related expenses in the accompanying consolidated balance sheets.

Accrued compensation due to executive officers and board of directors consisted of the following:

	September 30, 2012	September 30, 2011
Due to officers	$86,973	$387,000
Due to directors	20,541	269,000
Total	$107,514	$656,000

Of the balance of $141,397 and $771,473 in accrued compensation and related expenses in the consolidated balance sheets at September 30, 2012 and 2011, $33,883 and $115,000, respectively related to accrued paid time off and to accrued payroll taxes on deferred compensation.

During the year ended, September 30, 2012, we issued warrants for the purchase of 68,076,826 shares of our common stock to settle the accrued compensation due to our chief executive officer and board of directors. The fair value of the warrants was calculated using the Black-Scholes-Merton model. The value of the warrants issued exceeded the amount due to our former chief executive officer and directors by $86,324 which is considered to be additional compensation and charged to general and administrative expense.

Note 9 – Other liabilities

Other liabilities consisted of the following: (See Note 13)

	September 30, 2012	September 30, 2011
Other accrued expenses	$69,981	$70,667
Contested severance obligation	-	314,000
Deferred revenue	-	189,000
	$69,981	$573,667

Note 10 – Notes payable

Notes payable and accrued interest consisted of the following:

	September 30, 2012	September 30, 2011
Convertible debentures	$111,000	$210,534
Notes payable	39,289	181,592
Accrued Interest	3,401	23,273
Debt discount	(13,258)	(59,538)
	$140,432	$355,861

Settlement or Reduction of Notes Payable and Accounts Payable

During the year ended September 30, 2012, we entered into agreements with various vendors and note holders to settle or reduce outstanding balances. In return for the reduction of $777,882 in vendor debts, we paid $65,000 in cash, issued 26,840,900 of restricted common shares, and issued warrants for the purchase of 2,884,819 shares of common stock at an exercise price of $ 0.0106. Gains from these settlements of $714,710 were recorded as a gain on settlement of liabilities.  For agreements convertible into restricted common stock, we recorded debt discounts for beneficial conversion features in the amount of $28,512.

During the year ended September 30, 2011, we entered into settlement agreements with certain of our vendors and note holders. Our outstanding accounts payable balances totaling approximately $112,000 were reduced to agreed upon balances due of approximately $11,000. The excess of accounts payable over the reduced amounts was recorded as a gain on debt extinguishment of $101,000. We also issued a total of 39,327,879 shares of our common stock valued at approximately $722,000 in payment for certain of our outstanding notes and accounts payable totaling approximately $243,000 and $168,000, respectively, and as a result recorded a loss on extinguishment of debt of approximately $311,000.

Issuance of Notes for Shares of Series A Preferred Stock

 During the year ended September 30, 2012, we issued two convertible promissory notes in principal amount of $50,000 and $26,000, in exchange for the cancellation of 1,380,000 shares of our Series A preferred stock. Also during the year ended September 30, 2012, the promissory notes were fully converted into 18,660,540 shares of restricted common stock. For the year ended, September 30, 2012, we recorded to interest expense the estimated value of the beneficial conversion feature pertaining to these notes of $70,000.

Issuance of Convertible Promissory Note

In April 2012, we issued a convertible promissory note in the amount of $53,000 to an investor for net proceeds of $50,000. The note is interest bearing at an annual rate of 8% and has a maturity date of January 3, 2013. After six months from the date of issue, the promissory note may be converted into shares of common stock at a rate of 58% of the average of the three lowest closing bid prices during the ten trading days prior to notice to convert. During the year ended September 30, 2012, we recorded debt discount for beneficial conversion feature on this note in the amount of $38,000 and recognized debt discount as interest expense in the amount of $25,000.

Assignment and Amendment of Promissory Note

In September 2012, we issued a convertible redeemable promissory note in the amount of $65,000 to an investor in exchange for a note payable we had to a vendor in the amount of originally $95,000. The investor had purchased the note from the vendor. The note is interest bearing at an annual rate of 6% and has a maturity date of September 5, 2013. The convertible redeemable promissory note may be converted into shares of common stock at a rate of 70% of the lowest closing bid price during the five trading days prior to notice to convert. As of September 30, 2012 the investor had converted $7,000 of the principal balance of the note into common stock, leaving a balance of $58,000 outstanding as of September 30, 2012.

Contested Notes Payable

In November 2007 we issued to CAMHZN Master LDC (“CAMHZN”) a $500,000 12% convertible secured promissory note (the “Note”), originally maturing in September 2008, and amended to increase the principal balance by $567,000 as forbearance fees. We issued approximately 2,399,000 shares of our common stock as payments and collateral under the agreement. In 2011 we received a notice of default letter from CAMHZN, and subsequently issued notices to CAMHZN that under the terms of the Note Agreement, New York State law and given total payments made to CAMHZN through the issuance of our common stock, we have repaid the Note Agreement in full. As a result of additional information received, including communications from our legal counsel, during the fiscal year ended September 30, 2011, we concluded that equity payments made to CAMHZN to date represent payments in excess of the loan principal plus interest allowable under the applicable laws of the state of New York, the state by which the Note Agreement is governed. On the basis of these events and circumstances, we have written off the previously recorded balances of notes payable and accrued interest of approximately $740,000 and $549,000, respectively, and recognized a gain from the write-off of approximately $1.3 million during the year ended September 30, 2011.

During 2009 and 2010, we issued to Agile Opportunity Fund, LLC and Capitoline Advisors, Inc. (the “Investors”) secured notes as amended totaling approximately $1.3 million and original maturity in August 2009 (the “Secured Notes”). In 2010, we received a letter from the Investors stating that we were in default, and in 2011 we issued notices to the Investors that we believe that, under the terms of the Secured Notes and New York State law, and given the payments made to the Investors through the issuance of our common stock which totaled 10,506,000 shares, we have repaid the Secured Notes in full. As a result of additional information received, including communications received from our legal counsel, during the fiscal year ended September 30, 2011, we concluded that equity payments made to the Investors to date represent payments in excess of the loan principal plus interest allowable under the applicable laws of the state of New York, the state by which the Secured Notes are governed. On the basis of these events and circumstances, we have written off the balances of notes payable and accrued interest of approximately $61,000 and $205,000, respectively, and recognized a gain on write-off of approximately $266,000 during year ended September 30, 2011. As well, 2,422,979 shares of our common stock that were issuable to the Investors under the provisions of the Secured Notes had been recorded as issued and outstanding and previously accounted for in our consolidated financial statements. However, these shares had not been physically issued to the Investors. Given that we believe we have fulfilled our obligations under the Secured Notes we do not plan to issue these shares to the Investors. Thus, we have reflected these shares as rescinded in the consolidated statement of stockholders' deficit for the year ended September 30, 2011. No value has been recorded as we did not receive any benefit.

The total gain from the write-off of the debt with both CAMHZN and the Investors of approximately $1.6 million is reported as write off of contested notes payable and related accrued interest in the accompanying consolidated statement of operations for the year ended September 30, 2011.

Note 11 – Preferred stock and common stock

Preferred Stock

Our board of directors has the authority to designate and issue up to 5,000,000 shares of $0.001 par value preferred stock in one or more series, and to fix and determine the relative economic rights and preferences of preferred shares any or all of which may be greater than the rights of our common stock, as well as the authority to issue such shares without further stockholder approval. As a result, our Board of Directors could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends are declared to holders of our common stock, and the right to the redemption of such preferred shares, together with a premium, prior to the redemption of the common stock. In addition, shares of preferred stock could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult. Preferred stock is designated 2,500,000 shares to Series A and 1,000,000 shares to Series B and 1,000,000 shares to Series C at September 30, 2012.

Series A Preferred Stock

In October 2011, we cancelled all 1,380,000 shares of Series A preferred stock then outstanding in exchange for the issuance of two convertible promissory notes (Note 10, Issuance of Notes for Shares of Series A Preferred Stock). As of September 30, 2012 we have no Series A preferred stock outstanding.

In February 2011, we issued 2,312,727 shares of Series A Preferred Stock (“Series A”) to an investor for net proceeds of $127,200 pursuant to a Series A Securities Purchase Agreement. During the year ended September 30, 2011, we entered into an agreement to exchange 932,727 of the outstanding Series A shares for a $51,300 convertible note payable.

Series B Preferred Stock

Holders of Series B preferred stock (“Series B”) have no redemption rights and earn interest at 6% per annum. The holders of the Series B are entitled to vote with the holders of our common stock a number of votes equal to the number of common shares available by conversion. Series B is convertible into common stock, at the sole discretion of management, except in the event of the resignation or termination of Dr. Gerard C. D’Couto, our current President and Chief Executive Officer in which case the holders of the Series B can elect to convert the Series B stock to common stock. As well we have the right to redeem the Series B in cash at the face amount plus any unpaid dividends.

The number of shares of common stock to be issued upon a conversion is calculated by (i) multiplying the number of Series B being converted by the per share purchase price received by the Company for such Series B, and then, multiplying such number by 130% and then dividing this calculated value by the average closing bid price, as defined, or by (ii) first, allocating the Series B proportionately according to the amounts by date of individual cash tranches received by the Company then, second, multiplying the number of Series B being converted, identified by tranche, by the per share purchase price received by the Company for such Series B , and then, multiplying such number or numbers by 130% and, finally, dividing the calculated value(s) by the average closing bid price, as defined.

During the year ended September 30, 2011, we issued 322,904 shares of Series B in exchange for $304,500 in cash and $18,000 as payment of amounts owed to an existing note holder.

During the year ended September 30, 2012, we issued 142,200 shares of Series B in return for $142,200 in cash that we received in our fiscal year ended September 30, 2011, (recorded in advances on stock subscriptions in our consolidated balance sheet at that date), and the holders of our Series B converted 44,404 of the outstanding shares into 10,164,212 shares of our restricted common stock.

As of September 30, 2012, we had 420,700 shares of Series B issued and outstanding.

 Series C Preferred Stock

In November 2011, we filed a Certificate of Designation with the Nevada Secretary of State, to set forth the rights, preferences and privileges of the Series C preferred stock (“Series C”). Series C ranks in preference to our common stock and any other class or series of stock entitled to participate with our common stock. Holders of Series C are entitled to receive dividends of 8% per annum for the first six months only on the original purchase price for such shares which can be paid in cash or common stock, at our discretion. Series C is entitled to vote together with the holders of our common stock, with the number of votes equal to the number of common shares available by conversion.  The holders of Series C may convert each share into common stock at a rate of 1,000 common shares for each share of Series C.

During the year ended September 30, 2012,  we issued a total of 94,419 shares of Series C for net proceeds of $661,000. In addition, we issued three-year warrants to purchase 94,419,000 shares of our common stock at an exercise price of $0.015 per share. As of September 30, 2012, 87,848 of these Series C shares were converted into 87,848,000 shares of common stock, and all the warrants remained outstanding.

During the year ended September 30, 2012, as compensation under consulting agreements, we issued to two consultants 25,000 shares of Series C which were recorded at their fair value of $175,000 and expensed over the term of the agreements. In addition, the consultants received three-year warrants to purchase 25,000,000 shares of our common stock at an exercise price of $0.015 per share. As of September 30, 2012 all the Series C shares issued to the consultants had been converted into 25,000,000 shares of common stock, and all the warrants remained outstanding.

As of September 30, 2012, we had 6,571 shares of Series C issued and outstanding.

Common Stock
We increased the number of authorized common stock from 500 million shares to 1.8 billion shares of $0.001 par value, with the written consent of a majority of our shareholders, in September 2012. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of our common stock. Subject to the rights of the holders of any class of our capital stock having any preference or priority over our common stock, the holders of shares of our common stock are entitled to receive dividends that are declared by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in our net assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no preemptive rights, conversion rights, redemption rights, or sinking fund provisions, and there are no dividends in arrears or in default. All shares of our common stock have equal distribution, liquidation and voting rights and have no preferences or exchange rights.

Common stock issued for settlement of liabilities and conversion of notes payable

During the years ended September 30, 2012 and 2011, we issued a total of 101,136,800 shares valued at $553,160 and 77,010,976 shares valued at $996,844 respectively, on conversion of notes payable and in settlement for certain of our outstanding notes and accounts payable. (Refer to Note 10 for details on stock issued for settlement of liabilities).

Common stock issued for services

During the years ended September 30, 2012 and 2011, we issued 9,197,942 and 2,000,000 shares of our common stock, respectively, valued at $82,500 and $213,048, respectively, to service providers and consultants. We recorded this amount as general and administrative expense in the respective periods.

Common stock issued for cash

During the year ended September 30, 2012, we issued 127,318,572 shares of restricted common stock to multiple accredited investors and received gross proceeds of $1,500,600. We also issued 127,318,572 three-year warrants with a weighted average exercise price of $0.016 per share.

In connection with the placements of common stock we paid a financial advisor a cash fee of $116,000, 10,678,571 shares of restricted common stock, and a three-year warrant for the purchase of 10,678,571 shares of common stock at an exercise price of $0.015. These fees were netted against the proceeds from the issuance of the common stock as a cost of issuing stock.

Long-term incentive compensation plan

Our Long Term Incentive Compensation Plan (the “Plan") was adopted in 2006 and amended in 2009. The Plan is administered by our board of directors. Our Board amended the Plan increasing the aggregate number of shares available for issuance to 25,000,000, conditional upon approval by our shareholders. We have granted stock options under the Plan to employees, members of our board of directors, and advisors and consultants. No options have been exercised. Options are exercisable for ten years from date of grant.

Director, officer, and employee sales incentive plan

During the year ended, September 30, 2011, we granted 209,000,000 non-qualified options with a fair value of $1,536,000 and an exercise price of $0.01 per share under a sales incentive plan (the “Sales Incentive Plan”). These options expire in August 2021, are performance based, and vest upon the attainment of certain sales targets.

During the year ended, September 30, 2012, we granted 38,200,000 non-qualified options with an exercise price of $0.01 per share under the Sales Incentive Plan. These options expire in 2022.

Management has determined that as of September 30, 2012 the vesting of these options is not probable, accordingly no compensation expense has been recognized related to these options.

As on September 30, 2012 and 2011, we have 225,200,000 and 209,000,000 Sales Incentive Plan options outstanding, respectively.

The following table summarizes stock option activity during the years ended September 30, 2012 and September 30, 2011:

	Options Outstanding	Weighted Average Exercise Price
Outstanding at September 30, 2010	3,936,760	$ 0.12
Granted	236,664,716	0.01
Exercised	-	-
Cancelled	10,112,358	0.01
Forfeited	206,575	0.53
Outstanding at September 30, 2011	230,282,543	$ 0.01
Granted	38,200,000	0.01
Exercised	-	-
Cancelled	22,000,000	0.01
Forfeited	-	-
Outstanding at September 30, 2012	246,482,543	$ 0.01
Exercisable at September 30, 2012	21,282,543	$ 0.03

The weighted average fair value of the options granted during the years ended September 30, 2012 and 2011 was $0.01 per share, and the weighted average remaining contractual lives of outstanding and exercisable options at September 30, 2012 was 8.8 years. As of September 30, 2012, we had approximately $1.85 million of total unrecognized compensation cost related to unvested options. All unrecognized compensation cost is related to options granted under the Sales Incentive Plan for which the expected period of recognition is not determinable at this date.

As of September 30, 2012, the aggregate intrinsic value of options outstanding, representing the excess of the closing market price of our common stock over the exercise price, is approximately $1.4 million.

Stock-based compensation expense related to options was $55,894 and $372,869 during the years ended September 30, 2012 and 2011, respectively, substantially all of which was recognized as general and administrative expense. We determine the value of share-based compensation using the Black-Scholes-Merton fair value option-pricing model with weighted average assumptions for options and warrants granted during the years ended September 30, 2012 and 2011 including risk-free interest rates of 2.3% and 1.3%, respectively, volatility of  201% and 225%, respectively, expected lives of 4.8 and 4.9 years, respectively, and dividend yield of 0%.

Warrants

At September 30, 2012, we had warrants outstanding for the purchase of 348.6 million shares of our common stock at a weighted average exercise price of $0.01 per share. During the year ended September 30, 2012, we issued warrants to purchase a total of 343.6 million shares of common stock at a weighted average exercise price of $0.01 per share. The fair value of the warrants are calculated using the Black-Scholes-Merton model. Warrants outstanding at September 30, 2012 expire at various dates from October 2012 to June 2018.

A summary of warrant activity during the years ended September 30, 2012 and 2011 is as follows:

Warrants Outstanding
Outstanding at September 30, 2010	974,474
Granted	9,710,000
Expired	(435,689)
Outstanding at September 30, 2011	10,248,785
Granted	343,613,200
Expired	(5,276,285)
Outstanding at September 30, 2012	348,585,700

Employee stock purchase plan

In 2008, we adopted an Employee Stock Purchase Plan, under which the number of shares of common stock that may be sold shall not exceed 900,000 shares. No shares have been purchased under this plan.

Note 12 – Income taxes

We have recorded no provision or benefit for income taxes. The difference between tax at the statutory rate and no tax is primarily due to the full valuation allowance. The increase in the valuation allowance was $268,043 during the year ended September 30, 2012, and $437,000 during the year ended September 30, 2011. A valuation allowance has been recorded in the full amount of total deferred tax assets as it has not been determined that it is more likely than not that these deferred tax assets will be realized. As of September 30, 2012, we have net operating loss carryforwards of $48.57 million, which begin to expire in 2023 and will continue to expire through 2032 if not otherwise utilized. Our ability to use such net operating losses and tax credit carryforwards is subject to annual limitations due to change of control provisions under Sections 382 and 383 of the Internal Revenue Code, and such limitation would be significant. Realization is dependent on generating sufficient taxable income prior to expiration.

Deferred income taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

Significant components of our deferred tax assets and liabilities and related valuation allowances at September 30, 2012 and September 30, 2011 are as follows:

	2012	2011
Deferred taxes
Non-operating loss carryforward	$16,512,538	$16,152,227
Share-based compensation	2,235,711	2,226,186
R&D tax credit carryforward	973,000	973,000
Other	349,028	450,821
Total Deferred tax assets	20,070,277	19,802,234

Deferred tax liabilities	(528,808)	(528,808)
Valuation allowance	(19,541,469)	(19,273,426)
Deferred tax assets and liabilities, net	-	-

We have identified our federal tax return as our “major” tax jurisdiction, as defined. Tax years since inception are subject to audit. We believe our income tax filing positions and deductions will be sustained on audit and we do not anticipate any adjustments that would result in a material change to our financial position. No reserves for uncertain income tax positions have been recorded. Our policy for recording interest and penalties associated with uncertain income tax positions is to record such items as a component of interest expense.

Note 13 – Commitments and contingencies

Deferred revenue

In 2004, we received $344,000, and recognized revenue of $154,500, pursuant to a development agreement with a customer to develop proof-of-concept fuel cell power source prototypes and, if elected by the customer, development of fuel cell power sources. Included in other liabilities at September 30, 2011 was deferred revenue of $189,500 pending confirmation of customer acceptance. In November 2011, customer acceptance was obtained and no unfulfilled obligations remain which resulted in the recognition of revenue of $189,500 in the year ending September 30, 2012. No additional cash proceeds were or will be received from this transaction.

Lease

Our corporate offices and laboratory facilities are leased under a lease agreement which we amended in November 2011. The amended expiration date of the lease is now October 31, 2013, and our monthly rent is $9,500 which we began paying November 1, 2011. In addition, we settled past due obligations owed under the lease through October 31, 2011, on the following terms:

•         total past due obligations were agreed to be $350,000;

•         we were released from the obligation to pay all past due balances in excess of $195,000; and

•         we paid $35,000 and agreed to pay $160,000 in 24 equal monthly payments commencing in December 2011.

As a result of this settlement we recognized a gain on the settlement of $197,311 which was recognized in the year ended September 30, 2012.

Our rent expense for the years ended September 30, 2012 and 2011 was $141,643 and $260,000, respectively. As of September 30, 2012, future monthly minimum rental payments, including estimated operating costs, total $140,000 for the fiscal year ending September 30, 2013, and $12,000 for the year ended September 30, 2014.

Under terms of the agreement, the landlord has executed and filed with the Snohomish County, Washington full satisfaction of the prior outstanding judgments entered in favor of the landlord. To secure performance of our obligations under the lease and payment of the remaining past due balance, we executed an confession of judgment in favor of the landlord in the amount of $350,000, such confession of judgment is to be held and may be filed to be enforced in the event we default under the lease. Once we pay in full the remaining $160,000 of the past due balance, the confession of judgment will be cancelled and delivered back to us.

Litigation

Abramowitz v. Neah Power Systems. On January 20, 2010, our former Chief Executive Officer, Paul Abramowitz, initiated a lawsuit against us in the Superior Court for the State of Washington styled Abramowitz v. Neah Power Systems, et al. (Case No. 10-2-3688-1 SEA) in which Abramowitz sued for breach of his employment contract in the amount of $275,000, plus interest, for willful failure to pay wages. On March 7, 2012, we consummated settlement terms with Abramowitz whereby we settled outstanding claims and counter-claims under litigation. The parties agreed to a mutual release whereby Abramowitz released us and the other defendants from any and all claims pertaining to the litigation, and we released Abramowitz from any and all counter-claims pertaining to the litigation. Under the terms of the Settlement, we agreed to pay Abramowitz an aggregate of $128,000, of which $45,000 was paid by our D&O liability insurance and the remaining amount was paid by us in full as of September 30, 2012. During the year ended September 30, 2012, we recorded a gain on settlement of this liability of $ 231,000.

Smith and McGovern litigation. In connection with the Abramowitz lawsuit, our former directors, James Smith and Robert McGovern, made a claim for indemnification for their defense of the Abramowitz action, which was granted by the Court. On May 11, 2012, we agreed to settlement terms with James Smith, the former chairman of our board of directors and Robert J. McGovern, a former director, whereby we entered into a Settlement Agreement and Release for outstanding claims for indemnification in their defense of the Abramowitz litigation. Under the terms of the Settlement Agreement and Release, we agreed to pay an aggregate of $67,000, which was paid in full as of September 30, 2012.

Senita Investments Ltd. In December 2011, Senita Investments Ltd. filed a lawsuit alleging breach of contract for failing to meet contractual obligations under certain outstanding debentures. In February 2012, we entered into a settlement agreement with Senita, pursuant to which Senita assigned the debentures to another investor, and Senita dismissed its lawsuit against us.

Disputes with various vendors and lenders

Certain of our vendors and lenders have brought suits and/or obtained judgments in their favor regarding past due balances owed them by us. We have recorded these past due balances in liabilities in our consolidated balance sheets at September 30, 2012 and 2011. We do not believe any loss in excess of amounts recorded that could arise would be material. We have not recorded any liabilities for finance charges or legal fees that could be applied by the vendors or lenders to these debts, as we do not believe any amount that we may end up having to pay would be material.

Note 14 – Related party transactions

For purposes of these consolidated financial statements, New Power Solutions, LLC, Summit Trading Limited (“Summit”), Green World Trust, and Sierra Trading Corp. are considered related parties for the year ended September 30, 2012, due to their beneficial ownership (shareholdings or voting rights) in excess of 5%.  Significant transactions with these investors for the year ended September 30, 2012 are as follows:

•         We issued 142,200 shares of our Series B preferred stock to Sierra Trading Corp. for $142,200 in cash proceeds that we received in our fiscal year ended September 30, 2011, which was recorded in advances on stock subscriptions in our condensed consolidated balance sheet at that date.

•         We issued 65,705 shares of our Series C preferred stock to New Power Solutions, LLC for cash proceeds of $459,935.  In addition, New Power received three-year warrants to purchase 65,705,000 shares of our common stock at an exercise price of $0.015 per share.  All of the shares of Series C preferred stock were converted to 65,705,000 shares of our common stock.

•         We issued 22,143 shares of our Series C preferred stock to Green World Trust for cash proceeds of $155,000.  In addition, Green World Trust received three-year warrants to purchase 22,143,000 shares of our common stock at an exercise price of $0.015 per share.  All of the shares of Series C preferred stock were converted to 22,143,000 shares of our common stock.

•         Green World Trust converted several convertible notes that were issued during the year ended September 30, 2011, in the aggregate principal amount of $156,000 into 37,052,294 shares of our common stock.  In addition, as additional consideration for the conversion Green World Trust received three-year warrants to purchase 5,086,439 shares of our common stock at an exercise price of $0.005 per share.  The warrants were recorded as interest at their fair value of $65,990.

For purposes of these consolidated financial statements, Summit is considered a related party for the year ended September 30, 2011, due to their beneficial ownership (shareholdings or voting rights) in excess of 5%.  Significant transactions with Summit for the year ended September 30, 2011, are as follows:

•         Summit entered into agreements with certain of our vendors whereby Summit purchased from vendors approximately $82,000 in outstanding trade debt owed those vendors by the Company.  In settlement of the purchased trade debt, we issued a total of 15,790,069 shares of common stock to certain other investors as directed by Summit.

•         In June 2010, we issued an unsecured, non-interest bearing demand note payable in the amount of $300,000.  During the year ended September 30, 2011, (1) we issued 5,747,126 shares of our common stock having a value of approximately $108,000 based on the closing market price as payment of $50,000 of the note and recorded loss on the extinguishment of debt of $58,000, and (2) Summit assigned $235,000 of the balance owed them under the note to a third-party.  At September 30, 2011 the balance outstanding was $15,000 which was assigned by Summit to a third-party in full in the year ended September 30, 2012.  The assigned note amounts were all converted into common stock by the third-party.

•         In July 2011, we issued 322,904 shares of Series B Preferred Stock to Summit in exchange for $304,500 in cash and approximately $18,000 as payment of amounts owed to Summit.

On April 30, 2012 our board of directors approved an independent consulting agreement with Advanced Materials Advisory LLC, (“AMA”) a limited liability company solely owned by one of our board members, David Schmidt. This agreement is deemed effective as of January 1, 2012, for a period of 12 months. For his services under this agreement we will pay AMA $5,000 per month, plus reasonable out of pocket expenses, to be paid either in cash, in common stock or in warrants, based on mutual agreement. During the year ended September 30, 2012, we incurred expense of $45,000.

In June, 2012 we entered into a consulting agreement with Strategy Advisors, LLC (“SAG”) whose Managing Member is one of our board members, John Toedtman. We issued 15,000 shares of our Preferred Stock Series C (which has since been converted into 15,000,000 shares of restricted common stock) and 15,000,000 warrants for these services, and for which we recorded a fair value of $295,163. During the year ended September 30, 2012, we incurred an expense of $73,791.

Note 15 – Subsequent events

Subsequent to the year ended September 30, 2012, we issued a convertible promissory note in the amount of $53,000 for net proceeds of $50,000. The note is interest bearing at an annual rate of 8% and has a maturity date of July 5, 2013. After six months from the date of issue, the promissory note may be converted into shares of common stock at a rate of 58% of the average of the three lowest closing bid prices during the ten trading days prior to notice to convert.

Subsequent to the year ended September 30, 2012, we issued 9,654,476 shares of common stock to a note holder for the full conversion of their note that existed at September 30, 2012 in the principal amount of $53,000.

Subsequent to the year ended September 30, 2012, we received the conversion notice for the remaining 6,571 of Series C shares, which were converted into 6,571,000 shares of common stock.

Subsequent to the year ended September 30, 2012 the Company entered into an agreement whereby $10,000 of an existing liability was acquired by a third party, and was subsequently converted into 10,500,000 shares of common stock in full satisfaction of that liability.